UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Hypercom Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

44913M105

(CUSIP Number)

Albert Liu VeriFone Systems, Inc. 2099 Gateway Place, Suite 600 San Jose, California 95110 (408) 232-7800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44913M105

1.	Names of Reporting Persons. VeriFone Systems, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,923,492(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,923,492
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.5%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Beneficial ownership of the common stock, par value $0.001 per share (the “Issuer Common Stock”), of Hypercom Corporation (the “Issuer”) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Support Agreement described in Items 3, 4, 5 and 6 of the statement on Schedule 13D filed on November 23, 2010 (the “Original Schedule 13D”), as amended by this Amendment No. 1 to the Original Schedule 13D (this “Amendment No. 1” and, together with the Original Schedule 13D, the “Amended Schedule 13D”). Neither the filing of the Amended Schedule 13D nor any of its contents shall be deemed to constitute an admission by VeriFone Systems, Inc. that it is beneficial owner of any of the Issuer Common Stock for purposes of Section 13(d) of the Exchange Act of 1934, or for any other purpose, and any such beneficial ownership is expressly disclaimed.

(2)	The percentage calculation is based on (i) 56,377,663 shares of Issuer Common Stock outstanding as of March 7, 2011, as disclosed by the Issuer in its annual report on Form 10-K for the fiscal year ended December 31, 2010, and (ii) 5,923,492 shares of Issuer Common Stock issued upon exercise of the warrant held by FP Hypercom Holdco, LLC, as disclosed by FP Hypercom Holdco, LLC in its Schedule 13D Amendment filed on March 25, 2011.

This Amendment No. 1 amends and supplements the Original Schedule 13D filed on November 23, 2010 by VeriFone Systems, Inc. Unless otherwise defined, capitalized terms used herein shall have such defined meanings as previously used in the Original Schedule 13D.

Item 4.	Purpose of Transaction

Item 4(a)-(b) of the Original Schedule 13D is hereby amended by adding at the end thereof the following paragraph:

“According to an amendment to Schedule 13D filed by FP on March 25, 2011, on March 18, 2011, FP delivered the Issuer notice of exercise of the FP Warrant. Pursuant to the cashless net exercise feature of the FP Warrant, the FP Warrant was cancelled in exchange for 5,923,492 shares of the Issuer Common Stock (the “Exercised Warrant Shares”). The Exercised Warrant Shares held by FP as a result of the exercise of the FP Warrant remain subject to the terms of the Support Agreement as described herein.”

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(b) of the Original Schedule 13D is hereby replaced in its entirety with the following paragraph:

“(a)-(b) By virtue of the Support Agreement, VeriFone may be deemed to share with the FP Parties the power to vote the Exercised Warrant Shares subject to the Support Agreement. As a result of the Support Agreement, VeriFone may be deemed to be the beneficial owner of the Exercised Warrant Shares subject to the Support Agreement, representing 9.5% of the outstanding shares of Issuer Common Stock (based on (i) 56,377,663 shares of Issuer Common Stock outstanding as of March 7, 2011, as disclosed by the Issuer in its annual report on Form 10-K for the fiscal year ended December 31, 2010, and (ii) the Exercised Warrant Shares). VeriFone, however, hereby disclaims beneficial ownership of the Exercised Warrant Shares subject to the Support Agreement, and neither the filing of this Schedule 13D, as amended by Amendment No. 1, nor any of its contents shall be deemed to constitute an admission by VeriFone that it is beneficial owner of any of the Issuer Common Stock for purposes of Section 13(d) of the Exchange Act of 1934, or for any other purpose.”

Item 5(c) of the Original Schedule 13D is hereby amended by replacing the second paragraph thereof with the following paragraph:

“Except as described in this Schedule 13D, as amended by Amendment No. 1, there have been no transactions in the shares of the Issuer Common Stock effected by VeriFone or, to the best of VeriFone’s knowledge, any person or entity identified on Schedule I hereto, during the last 60 days.”

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2011

VERIFONE SYSTEMS, INC.

By:	/s/ Albert Liu
Name:	Albert Liu
Title:	Senior Vice President and General Counsel

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).